Li Auto Inc.
理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2026

The board (the "**Board**") of directors (the "**Directors**") of Li Auto Inc. ("**Li Auto**", or the "**Company**") is pleased to announce the unaudited interim consolidated results of the Company for the six months ended June 30, 2026 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2025. These interim results have been prepared in accordance with generally accepted accounting principles in the United States of America (the "**U.S. GAAP**") and have been reviewed by the audit committee (the "**Audit Committee**") of the Board. The unaudited condensed consolidated financial statements for the six months ended June 30, 2026 were reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity".

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" heading in the "Notes to the Unaudited Condensed Consolidated Financial Statements" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,		
	2025	**2026**	Change (%)
	(Unaudited)	**(Unaudited)**	
	(RMB in thousands, except for percentages)		
Revenues	56,172,427	**48,649,801**	(13.4)%
Gross profit	11,385,428	**4,644,100**	(59.2)%
Income/(Loss) from operations	1,098,672	**(5,299,640)**	N/A
Income/(Loss) before income tax	2,063,409	**(4,550,046)**	N/A
Net income/(loss)	1,743,581	**(3,981,289)**	N/A
Comprehensive income/(loss) attributable to the ordinary shareholders of Li Auto Inc.	1,499,289	**(4,428,787)**	N/A
Non-GAAP Financial Measures:			
Non-GAAP net income/(loss)	2,482,436	**(3,606,512)**	N/A

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP net income/(loss), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

	For the Six Months Ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Net income/(loss)	1,743,581	**(3,981,289)**
Share-based compensation expenses	738,855	**374,777**
Non-GAAP net income/(loss)[1]	2,482,436	**(3,606,512)**

1. Non-GAAP items have no tax impact for all the periods presented.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

In the first half of 2026, we remained the top-selling Chinese automotive brand in the RMB200,000 and higher new energy vehicle (NEV) market in China with a 12.1% market share, despite intense market competition and a major model refresh cycle. This was underpinned by our outstanding product strength. During the Reporting Period, we delivered 193,472 vehicles and recorded total revenues of RMB48.6 billion. As of June 30, 2026, our cumulative deliveries reached 1,733,687.

Products

By building and iterating our in-house technologies, we continued to create value for our users with a refreshed product portfolio that meets diverse user needs with enhanced experiences.

In the first half of 2026, we launched the all-new Li L9 and the all-new Li L8. Offered in Ultra and Livis trims, both models come standard with a 72.7 kWh 5C battery, our third-generation range extender, the Qualcomm Snapdragon 8797 chip, and steer-by-wire with rear-wheel steering. The Ultra trims are equipped with our third-generation dual-chamber dual-valve Magic Carpet air suspension and one proprietary MACH M100 chip, while the Livis trims are equipped with our proprietary 800V active suspension system, electro-mechanical brake (EMB), and two MACH M100 chips. The Li L9 Ultra and Li L9 Livis are priced at RMB459,800 and RMB509,800, respectively. The Li L8 Ultra and Li L8 Livis are priced at RMB369,800 and RMB429,800, respectively. Deliveries of the all-new Li L9 and the all-new Li L8 commenced in May and June 2026, respectively.

We remain committed to building our products to the highest standards. According to China Insurance Automotive Safety Index (C-IASI) evaluation results under the latest assessment protocol, in the first half of 2026, both the Li i8 and Li i6 received the highest ratings for occupant safety, pedestrian safety, assistance safety, and NEV-specific categories, along with a “G” rating for crashworthiness and repair economy.

Beyond smart vehicles, the capabilities of the Li AI glasses, Livis, continued to evolve. The June over-the-air (OTA) upgrade added six core features, including simultaneous interpretation and mobile device voice-assistant wake-up, and improved six aspects of the user experience, including video quality and transmission speed. Notably, its single-take recording length was extended to a maximum of seven hours, and video transmission time was shortened by approximately 20%, further elevating the user experience.

Research and Development (R&D)

We remain committed to the in-house development of core technologies to build a long-term competitive edge. Meanwhile, through deeper hardware-software co-design across chips, compilers, operating systems, and AI large models, we continued to maximize performance while driving ongoing cost optimization.

In the first half of 2026, the successful mass production and integrated in-vehicle deployment of our in-house MACH M100 chip and MACH VLA model marked a major milestone in achieving a full-stack closed loop across our core AI technologies.

As the world's first high-compute on-device inference chip built on a dynamic dataflow architecture, the MACH M100 is manufactured using a 5nm automotive-grade process. It delivers 1,280 TOPS of compute per chip with a utilization rate of over 80%, which is double that of the previous architecture. The launch of the MACH M100 marks a full-chain in-house breakthrough for us, from architecture design and compiler development to thermal management and functional safety.

In language intelligence models, we iterated on our in-house multimodal large language model, MindGPT, to develop MACH Mind-Pro and MACH Mind-Edge. MACH Mind-Pro is a cloud-based agent large model that covers a full spectrum of high-frequency in-vehicle scenarios, including vehicle control, smart mobility, working, conversation, and entertainment. It excels across four key commercial dimensions, namely token generation speed, quality of task completion, token usage cost, and end-to-end response latency. This makes it a highly cost-effective model that is ready for mass production and deployment. MACH Mind-Edge is the industry's first on-device native embodied AI agent to be truly deployed at scale in mass production. Multimodal streaming temporal modeling enables MACH Mind-Edge to continuously understand the dynamic physical world and possess causal reasoning and autonomous decision-making capabilities. It supports all-weather, proactive perception locally on the vehicle, calls on vehicle hardware in real time to achieve autonomous vehicle control, and enables multimodal interaction.

In machine intelligence models, our MACH VLA adopts a breakthrough native 3D ViT at its foundation. By achieving unified understanding of 3D space and semantics directly at the encoding stage and integrating LiDAR and visual information, the 3D ViT extends the visible range by 50% and evolves the model from imitation learning to human-like understanding-based learning. In addition, based on new-generation architecture, we unified the perception, prediction, and planning modules into a native multimodal MoE large model that aligns spatial perception, reasoning, and driving behavior within a single framework, significantly improving the efficiency and accuracy of risk anticipation, intent understanding, and decision execution. Going forward, we will continue to drive advancements in the assisted driving experience through larger model scale and training on data with higher precision and frame rates.

More importantly, the capability frontier of the MACH M100 chip and MACH VLA model can extend beyond vehicles to the broader field of embodied AI, supporting a wider range of AI use cases and laying a solid technological foundation for our future embodied AI products.

AI-Shaped Manufacturing

We are leveraging AI to empower the entire manufacturing process. For example, using reconfigurable modular workstations, we built a highly automated chassis production line that has significantly improved production efficiency. In quality management, our smart manufacturing operating system monitors more than 50,000 process points in real time, upgrading quality control from traceability after-the-fact to proactive prevention. In supply chain collaboration, the large-scale application of AI tools has replaced over 700 manual inspection tasks. We also empower our supply chain partners through our Lianshan data intelligence platform, enabling integrated management of inventory and quality. We continue to push the boundaries of innovation in our smart manufacturing system to drive ongoing improvements in manufacturing efficiency and quality. These system capabilities are translating into tangible product strength that users can clearly see and trust.

Sales and Servicing Network

In the first half of 2026, we formally rolled out the Store Partner Program, improving operating efficiency through refined store operations. By delegating operating decision-making authority and profit-sharing rights, we significantly enhanced the proactiveness of frontline sales teams and strengthened the long-term operating commitment of core store managers. Building on this, our stores have been actively deepening local user engagement and cultivating regional brand reputation, reinforcing our long-term core competitiveness. As of June 30, 2026, we had 495 retail stores in 160 cities, as well as 536 servicing centers and Li Auto-authorized servicing shops operating in 220 cities in China.

Our extensive and efficient super charging network has been well received by users. It provided solid support for the successful launch of our refreshed models in the first half of the year. As of June 30, 2026, we had 4,097 Li Auto super charging stations in operation across China, equipped with 22,593 charging stalls. Among these, over 1,400 stations were located along highways and nearly 2,700 were in urban areas. The percentage of 4C and 5C charging stalls has now increased to 70%. Additionally, in June, we put into operation our first fully automated 5C super charging station, where every stall is fully automated. The entire process of "drive in, lower the ground lock, plug in, charge, unplug, and drive out with payment" is completed automatically without any manual intervention. We will continue to optimize its obstacle avoidance performance and robotic arm's task-execution time, while progressively increasing the number of automated super charging stations to provide users with a more efficient, convenient, and intelligent charging experience.

Overseas Expansion

We are steadily advancing our internationalization strategy, adopting a phased expansion approach tailored to different markets and leveraging leading local partners to rapidly establish an end-to-end service system integrating sales, delivery, and after-sales services. In April 2026, we formally signed agreements with leading dealers in the United Arab Emirates and Saudi Arabia, and in June we officially entered the Macau market. On the product front, we pursue precise regional adaptation with overseas regulatory compliance integrated into the R&D phase of new models and software and hardware performance optimized for specific local scenarios. This strategy aims to deliver exceptional localized user experiences, establishing sustainable international competitiveness.

Environmental, Social and Governance (ESG)

On April 10, 2026, we released our 2025 ESG Report and our first Climate-related Disclosures Report, showcasing our strategic initiatives, measurable achievements, and ongoing dedication to sustainable development. For further information, please visit https://ir.lixiang.com/esg to view the full reports.

Recent Developments After the Reporting Period

Delivery Update

In July 2026, the Company delivered 30,468 vehicles. As of July 31, 2026, in China, the Company had 490 retail stores in 159 cities, 536 servicing centers and Li Auto-authorized servicing shops operating in 219 cities, and 4,141 super charging stations in operation equipped with 22,841 charging stalls.

The New Li L6

In July 2026, the Company launched and commenced deliveries of the new Li L6. The model features new-generation all-aluminum suspension and dual-valve CDC for its chassis, the MACH M100 chip and fully upgraded perception hardware for its assisted driving system, and an EREV-dedicated 51 kWh LFP super charging battery. The new Li L6 is priced at RMB249,800.

Business Outlook

Looking ahead to the second half of 2026, in addition to refreshing our existing battery electric vehicle (BEV) product lineup, we plan to launch a new BEV flagship SUV in September, the Li i9, further enriching our BEV portfolio to cover a broader range of users. Meanwhile, following the launch of the all-new Li L9 in Kazakhstan and Uzbekistan in July, alongside the commencement of local production in Kazakhstan, we will continue to steadily advance our strategic international expansion. Going forward, we will remain firmly committed to embodied AI as our core strategy. Leveraging our in-house full-stack, software-hardware integrated R&D and continuous iteration, we are dedicated to creating products that deliver greater value to our users.

	For the Six Months Ended June 30,	
	2025	**2026**
	(Unaudited)	**(Unaudited)**
	(RMB in thousands)	
Revenues:		
Vehicle sales	53,563,718	**45,599,670**
Other sales and services	2,608,709	**3,050,131**
Total revenues	56,172,427	**48,649,801**
Cost of sales:		
Vehicle sales	(43,075,219)	**(42,021,304)**
Other sales and services	(1,711,780)	**(1,984,397)**
Total cost of sales	(44,786,999)	**(44,005,701)**
Gross profit	11,385,428	**4,644,100**
Operating expenses:		
Research and development expenses	(5,324,024)	**(5,497,792)**
Selling, general and administrative expenses	(5,248,770)	**(4,327,247)**
Other operating income/(expense), net	286,038	**(118,701)**
Total operating expenses	(10,286,756)	**(9,943,740)**
Income/(Loss) from operations	1,098,672	**(5,299,640)**
Other (expense)/income:		
Interest expense	(97,996)	**(156,906)**
Interest income and investment income, net	1,012,715	**849,053**
Others, net	50,018	**57,447**
Income/(Loss) before income tax	2,063,409	**(4,550,046)**
Income tax (expense)/benefit	(319,828)	**568,757**
Net income/(loss)	1,743,581	**(3,981,289)**
Less: Net income attributable to noncontrolling interests	686	**12,423**
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,742,895	**(3,993,712)**
Net income/(loss)	1,743,581	**(3,981,289)**
Other comprehensive loss, net of tax		
Foreign currency translation adjustment, net of nil tax	(243,606)	**(435,075)**
Total other comprehensive loss, net of tax	(243,606)	**(435,075)**
Total comprehensive income/(loss)	1,499,975	**(4,416,364)**
Less: Comprehensive income attributable to noncontrolling interests	686	**12,423**
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,499,289	**(4,428,787)**

Revenues

Total revenues decreased by 13.4% from RMB56.2 billion for the six months ended June 30, 2025 to RMB48.6 billion for the six months ended June 30, 2026.

Revenues from vehicle sales decreased by 14.9% from RMB53.6 billion for the six months ended June 30, 2025 to RMB45.6 billion for the six months ended June 30, 2026, primarily attributable to a lower average selling price due to a different product mix and the decrease in vehicle deliveries.

Revenues from other sales and services increased by 16.9% from RMB2.6 billion for the six months ended June 30, 2025 to RMB3.1 billion for the six months ended June 30, 2026, primarily attributable to increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales.

Cost of Sales

Cost of sales decreased by 1.7% from RMB44.8 billion for the six months ended June 30, 2025 to RMB44.0 billion for the six months ended June 30, 2026, primarily attributable to the decrease in vehicle deliveries.

Gross Profit and Gross Margin

As a result of the foregoing, gross profit decreased by 59.2% from RMB11.4 billion for the six months ended June 30, 2025 to RMB4.6 billion for the six months ended June 30, 2026. The decrease in gross margin from 20.3% for the six months ended June 30, 2025 to 9.5% for the six months ended June 30, 2026 was mainly due to the decrease in vehicle margin.

Vehicle margin decreased from 19.6% for the six months ended June 30, 2025 to 7.8% for the six months ended June 30, 2026, primarily attributable to a different product mix.

Research and Development Expenses

Research and development expenses increased by 3.3% from RMB5.3 billion for the six months ended June 30, 2025 to RMB5.5 billion for the six months ended June 30, 2026. The research and development expenses remained relatively stable compared with the six months ended June 30, 2025.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 17.6% from RMB5.2 billion for the six months ended June 30, 2025 to RMB4.3 billion for the six months ended June 30, 2026, primarily due to decreased employee compensation.

Income/(Loss) from Operations

As a result of the foregoing, loss from operations was RMB5.3 billion for the six months ended June 30, 2026, compared with RMB1.1 billion income from operations for the six months ended June 30, 2025.

Interest Income and Investment Income, Net

Interest income and investment income, net decreased by 16.2% from RMB1.0 billion for the six months ended June 30, 2025 to RMB849.1 million for the six months ended June 30, 2026, primarily attributable to the decrease in interest income, partially offset by the fair value change of equity investment.

Income Tax (Expense)/Benefit

Income tax benefit was RMB568.8 million for the six months ended June 30, 2026, compared with RMB319.8 million income tax expense for the six months ended June 30, 2025, primarily due to the decrease in income before income tax and the change in effective tax rate. Effective tax rate was 12.5% for the six months ended June 30, 2026, compared with 15.5% for the six months ended June 30, 2025.

Net Income/(Loss)

As a result of the foregoing, net loss was RMB4.0 billion for the six months ended June 30, 2026, compared with RMB1.7 billion net income for the six months ended June 30, 2025.

Liquidity and Source of Funding and Borrowing

During the six months ended June 30, 2026, we funded our cash requirements principally through our existing cash and capital resources. Our cash position[2] was RMB87.5 billion as of June 30, 2026, compared to RMB101.2 billion as of December 31, 2025.

The maturity profile of borrowings of the Group as at June 30, 2026 is set out in note 5 to the unaudited condensed consolidated financial statements in this announcement.

Significant Investments

The Group did not make or hold any significant investments during the six months ended June 30, 2026.

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2026.

Pledge of Assets

As at June 30, 2026, we secured certain production plants and land use rights for borrowings, details of which are set out in note 5 to the unaudited condensed consolidated financial statements in this announcement. Save as disclosed in this announcement, we did not have material pledged assets as at June 30, 2026.

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2. Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

Future Plans for Material Investments or Capital Asset

The Group did not have detailed future plans for material investments or capital assets as at June 30, 2026.

Gearing Ratio

As at June 30, 2026, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 53.1% (as at December 31, 2025: 52.6%).

Foreign Exchange Exposure

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Contingent Liabilities

The Company had no material contingent liabilities as at June 30, 2026.

Capital Commitment

As at June 30, 2026, capital commitment of the Company was RMB4.8 billion (as at December 31, 2025: RMB6.3 billion), mainly on construction and purchase of production facilities, equipment and tooling.

Employees and Remuneration

The total employee remuneration expenses for the Reporting Period, including share-based compensation expenses, were RMB6.0 billion, as compared with RMB6.7 billion for the six months ended June 30, 2025.

Our employees' remuneration mainly comprises salaries, bonuses and social security contributions. We have made contributions to our employees' social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematic training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As of June 30, 2026, the Company had a total of 27,048 employees. The following table sets forth the total number of employees by function as of June 30, 2026:

Function	**As of June 30, 2026**
Research and Development	**5,682**
Production	**8,051**
Sales	**11,082**
General and Administrative	**2,233**
Total	**27,048**

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), save for the following.

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairperson and chief executive should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li Xiang ("**Mr. Li**") performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Prof. Xiao Xing, Mr. Zhao Hongqiang (being the Company's independent non-executive Director with the appropriate professional qualifications) and Mr. Jiang Zhenyu, with Prof. Xiao as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity".

OTHER INFORMATION

Purchase, Sale or Redemption of the Company's Listed Securities or Sale of Treasury Shares

On March 24, 2026, the Board has authorised and approved a share repurchase program, under which the Company may repurchase up to US$1.0 billion in value of outstanding Class A Ordinary Shares and/or ADSs for the period from the approval date up to March 31, 2027. For more details, please refer to announcement of the Company dated March 24, 2026.

During the Reporting Period and up to July 31, 2026, the Company repurchased a total of 44,160,200 Class A Ordinary Shares at an aggregate consideration of HK$2.3 billion on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") and a total of 40,550,844 Class A Ordinary Shares (represented by 20,275,422 ADSs) at an aggregate consideration of US$289.2 million on The NASDAQ Stock Market in the United States ("**Nasdaq**").

Particulars of the repurchases made by the Company during the Reporting Period and up to July 31, 2026 are as follows:

Stock Exchange

Month of Repurchase	**Number of Class A Ordinary Shares repurchased**	**Price paid per share**		**Aggregate consideration**
		Highest price *(HK$)*	**Lowest price** *(HK$)*	*(HK$)*
March 2026	2,928,100	71.1000	67.2500	201,901,161.91
June 2026	41,232,100	61.9000	45.4000	2,137,994,466.14
Total	**44,160,200**			**2,339,895,628.05**

Nasdaq

Month of Repurchase	**Number of Class A Ordinary Shares represented by the ADSs repurchased**	**Price paid per share**		**Aggregate consideration**
		Highest price *(US$)*	**Lowest price** *(US$)*	*(US$)*
March 2026	1,397,876	9.0800	8.6550	12,348,327.57
April 2026	2,183,776	9.0000	8.6000	19,385,916.52
May 2026	14,210,276	9.0000	7.4575	115,120,067.24
June 2026	2,580,000	6.4000	6.1750	16,376,292.00
July 2026	20,178,916	7.0000	5.8400	125,972,712.37
Total	**40,550,844**			**289,203,315.70**

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange and Nasdaq or sold any treasury shares (as defined under the Listing Rules) during the Reporting Period and up to July 31, 2026. As at July 31, 2026, the Company held 84,711,044 treasury shares (as defined under the Listing Rules), which are intended to be used in accordance with the applicable rules and regulations, including but not limited to resale for cash, transfer to satisfy share grants under share schemes and cancellation.

As the 84,711,044 repurchased Class A Ordinary Shares are held as treasury Shares and do not carry any voting rights, Mr. Li Xiang, as a weighted voting right ("**WVR**") beneficiary, has converted a total of 10,612,921 Class B Ordinary Shares into Class A Ordinary Shares, and will further convert 3,318,614 Class B Ordinary Shares into Class A Ordinary Shares, in each case on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of Shares carrying WVR shall not be increased pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Material Litigation

Save as discussed below, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2026 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period and up to the date of this announcement which could have a material and adverse effect on our financial condition or results of operations.

We and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned *Banurs v. Li Auto Inc. et al* and *Chaudary v. Li Auto Inc. et al*. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company's SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption *Banurs v. Li Auto Inc. et al* (the "**Lawsuit**"). On March 27, 2025, the plaintiffs filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. Briefing on the motion to dismiss was completed on October 9, 2025. On June 25, 2026, the Court held oral argument on the defendants' motion to dismiss. Before the Court issued a ruling, the plaintiffs voluntarily dismissed the case with prejudice on July 22, 2026, and the case was closed that same day.

Events after the Reporting Period

Save as discussed below, there were no significant events that might affect the Company since June 30, 2026.

In August 2026, the Company issued its second tranche of 2026 technology innovation bonds on the National Interbank Bond Market of China, with a total principal of RMB3.0 billion. The bond has a term maturity of three years and bears coupon rate of 1.75% per annum.

Interim Dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2025 RMB	For the Six Months Ended June 30, 2026 RMB
Revenues:			
Vehicle sales		53,563,718	**45,599,670**
Other sales and services		2,608,709	**3,050,131**
Total revenues	*6*	56,172,427	**48,649,801**
Cost of sales:			
Vehicle sales		(43,075,219)	**(42,021,304)**
Other sales and services		(1,711,780)	**(1,984,397)**
Total cost of sales		(44,786,999)	**(44,005,701)**
Gross profit		11,385,428	**4,644,100**
Operating expenses:			
Research and development expenses		(5,324,024)	**(5,497,792)**
Selling, general and administrative expenses		(5,248,770)	**(4,327,247)**
Other operating income/(expense), net		286,038	**(118,701)**
Total operating expenses		(10,286,756)	**(9,943,740)**
Income/(Loss) from operations		1,098,672	**(5,299,640)**
Other (expense)/income:			
Interest expense		(97,996)	**(156,906)**
Interest income and investment income, net		1,012,715	**849,053**
Others, net		50,018	**57,447**
Income/(Loss) before income tax		2,063,409	**(4,550,046)**
Income tax (expense)/benefit	*8*	(319,828)	**568,757**
Net income/(loss)		1,743,581	**(3,981,289)**
Less: Net income attributable to noncontrolling interests		686	**12,423**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2025 RMB	**2026 RMB**
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.		1,742,895	**(3,993,712)**
Weighted average number of ordinary shares			
Basic	7	2,010,096,159	**2,020,876,470**
Diluted	7	2,140,376,288	**2,020,876,470**
Net earnings/(loss) per share attributable to ordinary shareholders			
Basic	7	0.87	**(1.98)**
Diluted	7	0.82	**(1.98)**
Net income/(loss)		1,743,581	**(3,981,289)**
Other comprehensive loss, net of tax			
Foreign currency translation adjustment, net of nil tax		(243,606)	**(435,075)**
Total other comprehensive loss, net of tax		(243,606)	**(435,075)**
Total comprehensive income/(loss)		1,499,975	**(4,416,364)**
Less: Comprehensive income attributable to noncontrolling interests		686	**12,423**
Comprehensive income/(loss) attributable to ordinary shareholders of Li Auto Inc.		1,499,289	**(4,428,787)**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2025 *RMB*	**As of June 30, 2026** ***RMB***
ASSETS			
Current assets:			
Cash and cash equivalents		56,691,765	**40,117,782**
Restricted cash		216,314	**14,782**
Time deposits and short-term investments		44,331,407	**45,474,274**
Trade receivable	*3*	119,823	**206,592**
Inventories		8,752,439	**8,333,701**
Prepayments and other current assets		5,174,246	**4,322,856**
Total current assets		115,285,994	**98,469,987**
Non-current assets:			
Long-term investments		848,672	**2,976,994**
Property, plant and equipment, net		22,774,938	**22,893,313**
Operating lease right-of-use assets, net		9,099,313	**7,890,346**
Intangible assets, net		1,191,974	**1,165,561**
Goodwill		5,484	**5,484**
Deferred tax assets		3,334,206	**3,755,111**
Other non-current assets		1,755,237	**3,522,804**
Total non-current assets		39,009,824	**42,209,613**
Total assets		154,295,818	**140,679,600**
LIABILITIES AND EQUITY			
Current liabilities:			
Short-term borrowings	*5*	6,217,745	**286,205**
Trade and notes payable	*4*	40,579,219	**38,756,080**
Amounts due to related parties		26,644	**452,813**
Deferred revenue, current		1,621,429	**1,208,610**
Operating lease liabilities, current		1,690,356	**1,572,211**
Accruals and other current liabilities		13,412,260	**12,201,637**
Total current liabilities		63,547,653	**54,477,556**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)
(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2025 *RMB*	**As of June 30, 2026** ***RMB***
Non-current liabilities:			
Long-term borrowings	*5*	3,299,203	**6,863,999**
Deferred revenue, non-current		624,734	**666,287**
Operating lease liabilities, non-current		6,258,957	**5,620,164**
Finance lease liabilities, non-current		348,506	**349,322**
Deferred tax liabilities		691,652	**548,423**
Other non-current liabilities		6,385,370	**6,192,234**
Total non-current liabilities		17,608,422	**20,240,429**
Total liabilities		81,156,075	**74,717,985**
Total shareholders' equity		73,139,743	**65,961,615**
Total liabilities and shareholders' equity		154,295,818	**140,679,600**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,	
	2025	**2026**
	RMB	***RMB***
Net cash used in operating activities	(4,737,187)	**(6,075,969)**
Net cash used in investing activities	(11,186,513)	**(5,261,929)**
Net cash used in financing activities	(8,631)	**(5,150,621)**
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(178,675)	**(286,996)**
Net change in cash, cash equivalents and restricted cash	(16,111,006)	**(16,775,515)**
Cash, cash equivalents and restricted cash at beginning of the period	65,907,972	**56,908,079**
Cash, cash equivalents and restricted cash at end of the period	49,796,966	**40,132,564**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1 GENERAL INFORMATION

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the "VIEs") and VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People's Republic of China (the "PRC").

In preparation for the initial public offering and listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "HKEX"), the Group underwent a reorganization (the "Reorganization") to establish the Company as the ultimate holding company of the companies now comprising the Group which conduct the Group's Business.

The Company's shares have been listed on the HKEX since August 12, 2021.

This unaudited condensed consolidated financial statements and related notes for the six months ended June 30, 2026 is presented in Renminbi and all values are rounded to the nearest thousand (RMB'000) unless otherwise indicated. This unaudited condensed consolidated financial statements for the six months ended June 30, 2026 was approved on August 26, 2026.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEX, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of December 31, 2025 and June 30, 2026, and its results of operations and cash flows for the six months ended June 30, 2025 and 2026. The consolidated balance sheet as of December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(c) Segment reporting

ASC 280, "Segment Reporting", establishes standards for companies to report in their financial statements' information about operating segments, products, services, geographic areas, and major customers.

The Group as a one reportable segment derives revenue from sales of vehicles and embedded products and services, as well as other sales and services which are sold or provided separately, which include providing non-warranty after-sales services, sales of charging stalls, goods from online store and accessories, sales of Li Plus Membership, and commission service. Based on the criteria established by ASC 280 "Segment Reporting", chief operating decision maker ("CODM") has been identified as management committee, comprised of chief executive officer, chief financial officer, and certain other members of management team. CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income/(loss) when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The primary measure of segment revenue and profitability for the Group's operating segment is considered to be consolidated revenue and net income/(loss). Significant segment expenses reviewed by the CODM on a regular basis included within net income/(loss) include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group's unaudited condensed consolidated statements of comprehensive income/(loss). Other segment items within net income/(loss) include interest expenses, interest income and investment income, net, others, net and income tax (expense)/benefit.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, and the Group's revenues are substantially derived from the PRC, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For the operating results of segment provided to and reviewed by CODM, please refer to the unaudited condensed consolidated statements of comprehensive income/(loss).

(All amounts in thousands, except for share and per share data)

3 TRADE RECEIVABLE

An aging analysis of the trade receivable as of December 31, 2025 and June 30, 2026, based on the recognition date and net of credit loss, is as follows:

	As of	
	December 31, 2025	**June 30, 2026**
Within 3 months	107,501	**147,024**
Between 3 months and 6 months	9,533	**54,100**
Between 6 months and 1 year	2,183	**4,573**
More than 1 year	606	**895**
Total	119,823	**206,592**

4 TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of	
	December 31, 2025	**June 30, 2026**
Trade payable for raw materials	23,713,783	**23,449,990**
Notes payable(i)	16,865,436	**15,306,090**
Total	40,579,219	**38,756,080**

(i) Certain banks offer supply chain financing channels to the Group's suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group's payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group's supply chain financing channels program as of December 31, 2025 and June 30, 2026 were RMB484,607 and nil, respectively.

An aging analysis of the trade and notes payable as at December 31, 2025 and June 30, 2026 is as follows. The aging analysis is based on the time of recognizing the purchase of materials and goods or accepting services.

	As of	
	December 31, 2025	**June 30, 2026**
Within 3 months	26,797,558	**27,321,232**
Between 3 months and 6 months	7,268,802	**7,003,177**
Between 6 months and 1 year	6,496,892	**4,413,318**
More than 1 year	15,967	**18,353**
Total	40,579,219	**38,756,080**

(All amounts in thousands, except for share and per share data)

5 BORROWINGS

Borrowings consist of the following:

	As of December 31, 2025	As of June 30, 2026
Short-term borrowings:		
Convertible debt[1]	5,982,366	**–**
Secured borrowing[2]	235,379	**286,205**
Total short-term borrowings [4]	6,217,745	**286,205**

	As of December 31, 2025	As of June 30, 2026
Long-term borrowings:		
Secured borrowing[2]	3,299,203	**3,883,895**
Unsecured borrowing[3]	–	**1,995,493**
Convertible debt[1]	–	**984,611**
Total long-term borrowings	3,299,203	**6,863,999**
Total borrowings	9,516,948	**7,150,204**

(All amounts in thousands, except for share and per share data)

5 BORROWINGS (CONTINUED)

(1) In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2026, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. On April 30, 2026, US$716,800 aggregate principal amount of the convertible debt was validly surrendered for repurchase pursuant to holders' put right and US$145,700 aggregate principal amount of the convertible debt remain outstanding and continue to be subject to the existing terms of the convertible debt as of June 30, 2026. Loss on debt extinguishment of RMB28,781 was included in interest expense for the six months ended June 30, 2026 in the unaudited condensed consolidated comprehensive income/(loss).

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the unaudited condensed consolidated balance sheet. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right or conversion right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2025 and 2026, the convertible debt related interest expense excluding loss on debt extinguishment was RMB16,918 and RMB11,647, respectively. As of December 31, 2025 and June 30, 2026, the principal amount of the convertible debt was RMB6,023,614 and RMB989,945, and the unamortized debt issuance cost was RMB41,248 and RMB5,334, respectively.

(All amounts in thousands, except for share and per share data)

5 BORROWINGS (CONTINUED)

(2) As of December 31, 2025, the Group obtained secured borrowing from certain banks with a total principal of RMB3,534,582. The annual interest rate of these borrowings ranged from 5-year LPR minus 0.81% to 5-year LPR minus 0.65%. The borrowings are repayable in installment according to the agreement, with the last maturity date ranging from June 21, 2034 to February 13, 2037. The borrowings are denominated in RMB.

As of June 30, 2026, the Group obtained secured borrowing from certain banks with a total principal of RMB4,170,100. The annual interest rate of these borrowings ranged from 5-year LPR minus 0.81% to 5-year LPR minus 0.65%. The borrowings are repayable in installment according to the agreement, with the last maturity date ranging from June 21, 2034 to February 13, 2037. The borrowings are denominated in RMB. As of June 30, 2026, a total of RMB5,365,448 was undrawn and available under the secured borrowing.

The borrowings are pledged by certain production plants and land use rights of the Group as of December 31, 2025 and June 30, 2026. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account and requirement on certain financial ratios. The Group is in compliance with all of the loan covenants as of June 30, 2026.

(3) In June 2026, the Group issued its first tranche of 2026 technology innovation bonds (the "Bonds") on the National Interbank Bond Market of China, with a total principal of RMB2,000,000. The Bonds have a term maturity of three years and bears coupon rate of 1.75% per annum. The issuance costs were recorded as an adjustment to the issuance proceeds and are amortized as interest expense using the effective interest method with an effective interest rate of 1.81% per annum over the contractual life to the maturity date.

(4) As of December 31, 2025 and June 30, 2026, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.72% and 2.71%.

The following table summarizes the aggregate repayment schedule of the Group's borrowings, excluding convertible debt:

	For the Twelve Months Ending June 30,
2027	**286,205**
2028	**393,762**
2029	**2,543,461**
2030	**547,969**
2031	**547,475**
Thereafter	**1,846,721**

(All amounts in thousands, except for share and per share data)

6 REVENUE DISAGGREGATION

Revenue by timing of recognition is analyzed as follows:

	For the Six Months Ended June 30,	
	2025	**2026**
Revenue recognized at a point in time	55,968,566	**48,432,518**
Including: Vehicle sales	53,563,718	**45,599,670**
Other sales and services	2,404,848	**2,832,848**
Revenue recognized over time	203,861	**217,283**
Total	56,172,427	**48,649,801**

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the customers. Revenues from other sales and services which are recognized at a point in time primarily include (i) non-warranty after-sales services, (ii) sales of charging stalls, goods from online store, parts and accessories, (iii) certain services under the Li Plus Membership, and (iv) commission service fee. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the customers.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

(All amounts in thousands, except for share and per share data)

7 EARNINGS/(LOSS) PER SHARE

Basic and diluted net earnings/(loss) per share have been calculated in accordance with ASC 260 "Earnings Per Share" for the six months ended June 30, 2025 and 2026 as follows:

	For the Six Months Ended June 30,	
	2025	**2026**
Numerator:		
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc.	1,742,895	**(3,993,712)**
Dilution effect arising from convertible debt	16,918	**–**
Net income/(loss) attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings/(loss) per share	1,759,813	**(3,993,712)**
Denominator:		
Weighted average ordinary shares outstanding – basic	2,010,096,159	**2,020,876,470**
Effects of dilutive securities		
Options and RSUs	69,419,024	**–**
Convertible debt	60,861,105	**–**
Weighted average ordinary shares outstanding – diluted	2,140,376,288	**2,020,876,470**
Basic net earnings/(loss) per share attributable to ordinary shareholders of Li Auto Inc.	0.87	**(1.98)**
Diluted net earnings/(loss) per share attributable to ordinary shareholders of Li Auto Inc.	0.82	**(1.98)**

For the six months ended June 30, 2025 and 2026, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021. For the six months ended June 30, 2025, options and RSUs of 2,627,188 on a weighted average basis were excluded from the calculation of diluted net earnings per share because of their anti-dilutive effect. As the Group incurred a loss for the six months ended June 30, 2026, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted average numbers of options and RSUs granted, and convertible debt (shares subject to conversion) excluded from the calculation of diluted net loss per share of the Company were 52,533,737 and 43,814,811 for the six months ended June 30, 2026.

(All amounts in thousands, except for share and per share data)

8 TAXATION

(a) Value added tax ("VAT")

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store and accessories in the PRC, VAT rate of 6% for revenue from provision of commission service in the PRC.

(b) Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Chinese Mainland and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Chinese Mainland

Four entities in the Group applied preferential enterprise income tax rate of 15% for the six months ended June 30, 2025 and 2026, respectively, being qualified as "high and new technology enterprise" under the PRC Enterprise Income Tax law (the "EIT Law"). The high and new technology enterprise certificate is effective for a period of three years.

One subsidiary was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a "National Encouraged Key Software Enterprises" in May 2025 and May 2026. Entities recognized as "National Encouraged Key Software Enterprises" will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential tax rate of 0% in calendar year 2025. The "National Encouraged Key Software Enterprises" status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming "National Encouraged Key Software Enterprises" status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2026, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of June 30, 2026.

(All amounts in thousands, except for share and per share data)

8 TAXATION (CONTINUED)

(b) Income taxes (Continued)

Chinese Mainland (Continued)

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the Chinese Mainland and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax ("STA") of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "Super R&D Deduction"). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% continues to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group intends to indefinitely reinvest all the undistributed earnings of PRC subsidiaries and VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend out of PRC; therefore, no withholding tax is expected to be incurred in the foreseeable future.

(All amounts in thousands, except for share and per share data)

8 TAXATION (CONTINUED)

(b) Income taxes (Continued)

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Global Anti-base Erosion Rules

The Organisation for Economic Co-operation and Development, or the OECD, published the "Global Anti-Base Erosion Model Rules" in 2021, which introduced a global minimum tax of 15% for certain multinational enterprises, or the Pillar Two Rules. Certain jurisdictions in which the Group operates have implemented the Pillar Two Rules. Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate in each jurisdiction and the 15% minimum rate. The Group has conducted a preliminary assessment of the Pillar Two transitional safe harbour rules and the full Pillar Two rules and made some current income tax provisions to reflect the impact from the Pillar Two legislation for the six months ended June 30, 2026.

Composition of income tax expense/(benefit) for the periods presented is as follows:

	For the Six Months Ended June 30,	
	2025	**2026**
Current income tax expense	735,210	**16,310**
Deferred income tax benefit	(415,382)	**(585,067)**
Income tax expense/(benefit)	319,828	**(568,757)**

(c) Consumption tax

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

9 DIVIDEND

The Board did not recommend the distribution of any interim dividend for the six months ended June 30, 2025 and 2026.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/). The interim report for the six months ended June 30, 2026 will be made available for review on the same websites in due course.

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

Hong Kong, August 26, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang, and Mr. Jiang Zhenyu as independent non-executive directors.